EARN-IN AGREEMENT

made by and among

AMERICAN BONANZA GOLD CORP.

And

BONANZA EXPLORATIONS INC.

And

SUPARNA GOLD CORP.

July 3, 2013

-i

-ii

EARN-IN AGREEMENT

THIS EARN-IN AGREEMENT made as of the 3rd day of July, 2013.

AMONG:

AMERICAN BONANZA GOLD CORP., a corporation
organized under the laws of the Province of British Columbia,
Canada (“ABG”),

OF THE FIRST PART

AND

BONANZA EXPLORATIONS INC., a corporation
organized under the laws of the State of Nevada, Unites States of America (“BEI”),

OF THE SECOND PART

AND

SUPARNA GOLD CORP., a corporation organized under the
laws of the Province of British Columbia, Canada ("SGC")

OF THE THIRD PART

RECITALS

A. ABG is the registered and beneficial owner of a 100% interest of the outstanding shares of BEI.

B. BEI has a 100% leasehold interest in the Copperstone Gold Property, comprising the lease to the Mineral Rights that are more particularly described in Schedule A attached hereto, herein referred to as the “Copperstone Property”.

C. ABG and BEI have agreed to grant to SGC or its Affiliate nominee the right and option to earn up to a 60% ownership interest in the Mineral Rights contained in the area outlined as the Proposed JV Boundary on Schedule A, herein referred to as the “Southwest Target”.

     NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the mutual promises made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

     In addition to capitalized words and phrases defined elsewhere in this Agreement, for the purposes of this Agreement the following capitalized words and phrases when used herein have the following meanings: Additional Property means any Mineral Rights or Other Rights, any part of which lies within the exterior boundaries of the Southwest Target described in Schedule A, whether the same are contractual, statutory or otherwise, that has become an asset of a Party or an Affiliate of a Party.

Affiliate means, with respect to a Party, any person, partnership, corporation, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Party and, for such purposes, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise, and includes a partnership or joint venture over which a Party exercises control.

Agreement means this Earn-In Agreement and all Schedules attached hereto. Approval Date means the date upon which all requisite regulatory approvals, consents or acceptances, including approval, consent or acceptance by the TSX (in respect of ABG) and the TSXV (in respect of SGC), to the execution and delivery and promise to perform this Agreement as provided in Section 2.4(a) and Section 2.6(a) . Assets means Mineral Rights comprised in the Southwest Target and any Additional Property, Other Rights and any maps, drill core, samples, assays, geological and other technical reports, studies, designs, plans and financial or other records related to the Properties in the possession or under the control of any of the Parties as of the Effective Date, together with any maps, drill core, samples, assays, geological and other technical reports, studies, designs, plans and financial or other records related to the Properties and acquired by any Party after the Effective Date, and any exploration tools, supplies, equipment and Facilities acquired or constructed by any Party after the Effective Date if the costs of acquisition or construction thereof are included in Expenditures for the purposes of Section 3.2.

Business Day means a day other than a Saturday, Sunday or legal holiday generally observed by commercial banks in the place where an action is to be performed or a Notice is to be received.

Claimant has the meaning as set out in Section 9.1. Claims Record has the meaning given in Section 3.1(b) .. Commencement Date means the day after the Approval Date. Confidential Information has the meaning given in Section 8.1.

Data has the meaning given in Section 3.1(b) .

Earned Interest means the percent interest earned by SGC in ABG’s leasehold interest in the Southwest Target and the Joint Venture that is acquired by SGC upon completion of the relevant Earn-In Expenditures set out in Section 3.2(a) and resulting exercise of the Earn-In Option.

Earn-In Expenditures shall have the meaning as set out in Section 3.2(a) .

Earn-In Option means the right and option granted to SGC to earn and acquire the Earned Interest as provided in Article 3.

Earn-In Period means the period during which the Earn-In Option remains in effect under this Agreement.

Effective Date means the date of this Agreement first set forth above.

Encumbrance means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, royalty, restrictive covenant or other encumbrance of any nature. Environmental Laws means any and all federal, provincial and local laws, statutes, regulations, ordinances, bylaws, orders, permits, licences and approvals currently in effect or subsequently enacted that regulate or provide liabilities or obligations in relation to mining, mine development and mineral exploration or the existence, use, production, manufacture, processing, distribution, transport, handling, storage, removal, treatment, disposal, emission, discharge, migration, seepage, leakage, spillage or release of Hazardous Substances or the construction, alteration, use or operation, demolition or decommissioning of any facilities or other real or personal property in relation to the foregoing or otherwise in relation to the protection and preservation of the life, health or safety of persons, or to the protection and preservation of the environment, including but not limited to, air, soil, surface water, ground water, wildlife or personal or real property.

Environmental Liabilities means any and all costs, expenses, damages, losses and liabilities of whatsoever kind, direct or indirect, including but not limited, to fines, penalties, settlements, interest, property damage and economic loss and costs and expenses incurred for investigation, study and monitoring and removal, treatment, storage, disposal, remediation, clean-up, abatement, reclamation or other activities, for breach of or failure to comply with, or otherwise suffered or incurred under, or incurred in order to comply with, any and all Environmental Laws, whether statutory, in contract or in tort, including negligence and strict liability, or howsoever otherwise, pertaining to the Properties.

Expenditures mean all direct and indirect costs and expenses incurred in the conduct of exploration and development activities on or in relation to the Properties, including, without limitation:

(a)	in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration and development activities;

(b)

in doing geochemical, geophysical and geological surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical tests and other tests and analyses to determine the quantity and quality of Minerals, water and other materials or substances;

(c)

in the preparation of work programs and the presentation and reporting of data and the other results thereof, including any program for the preparation of a NI 43-101 technical report, feasibility, engineering or other studies, evaluations or reports on or with respect to the Properties;

(d)	for environmental remediation and rehabilitation;

(e)	in acquiring equipment or machinery or in constructing Facilities, or the transportation and use thereof, and for all parts, supplies and consumables;

(f)

for salaries and wages (including fringe benefits and other reasonable employment benefits (but for certainty excluding any bonus or stock based compensation), whether or not required by law) relating to field activities;

(g)	travel expenses of all persons engaged in work with respect to and for the benefit of the Properties, including expenses for their food, lodging and other reasonable needs;

(h)	payments to contractors or consultants for work done, services rendered or materials supplied;

(i)	the cost of insurance premiums and performance bonds or other security;

(j)	an administrative charge by the Operator pursuant to Section 4.1(a) equal to 5% of Expenditures, and

(k)	taxes, rentals, payments and expenditures required to keep the Properties in good standing, including cash payments and expenditures required by the Underlying Agreement after the Commencement Date.

Facilities means all mines and plants including, without limitation, all pits, shafts, haulageways and other underground workings, all leach pads, dumps and tailings ponds, all buildings, plants and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in or on the Properties and relating to the operation of the Properties as a mine or outside the Properties if for the exclusive benefit of the Properties only.

Hazardous Substance means any substance or material that is or becomes prohibited, controlled or regulated by any federal, provincial, municipal, local or other level of government and any government agency, body, corporation, organization, department, official or authority responsible for administering or enforcing any law and includes any toxic substance, waste and dangerous goods. Holdings has the meaning given in Section 6.1.

Intervening Event shall have the meaning as set out in Section 7.1.

Joint Venture means the unincorporated business enterprise among ABG, BEI and SGC to be formed pursuant to Article 5 upon exercise of the Earn-In Option.

Joint Venture Agreement means a written agreement between ABG and SGC for the ownership of ABG’s interest, held through the BEI leasehold interest, in the Southwest Target and the organization and operation of a Joint Venture between them in the form attached to this Agreement as Schedule B, or such other form as may be agreed to by the Parties.

Losses mean actual losses, liabilities, damages, injuries, costs or expenses.

Minerals means ores, and concentrates or metals derived therefrom, containing valuable minerals and which are found in, on or under any of the Properties or Additional Property and may lawfully be explored for, mined and sold in accordance with ABG’s interest, held through the BEI leasehold interest, the Mineral Rights and other instruments of title under which any of the Properties or Additional Property are held.

Mineral Products means the end products derived from operating the Properties or Additional Property as a mine.

Mineral Rights means mineral exploration or exploitation claims, permits, licenses and other forms of tenure or rights to minerals, or rights to work upon lands for the purpose of searching for, developing or extracting minerals under any form of mineral title or tenure recognized under the laws of the United States of America or any subdivision thereof, whether contractual, statutory or otherwise.

NI 43-101 means National Instrument 43-101, Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators.

Nonperforming Party has the meaning as set out in Section 12.8.

Notice has the meaning as set out in Section 11.1.

Notice of Dispute has the meaning as set out in Section 9.1.

Operator shall mean SGC during the Earn-In Period, which will be charged with responsibility for operations under this Agreement on or for the benefit of the Southwest Target, subject to the direction of the Technical Committee, all as provided for in Article 4 hereof.

Other Rights means any interest in real property that is related to the Properties or the Additional Property, whether freehold, leasehold, license, right of way, easement, surface or other right in relation to real property, and any right, licence or permit in relation to the use or diversion of water, but excluding Mineral Rights.

Participant means a Party holding a Participating Interest.

Participating Interest means an undivided beneficial ownership interest in the Joint Venture.

Party means a Party to this Agreement.

Permitted Encumbrances means:

(a)

liens or privileges for taxes, assessments, rates, duties, levies and governmental fees or charges not yet due or, if due, the validity of which is being diligently contested in good faith and by appropriate proceedings;

(b)

mechanics', workers', repairers' or other like possessory liens in respect of any personal property, arising in the ordinary course of business for amounts the payment of which is either not yet due or, if due, representing, in the aggregate, less than One Hundred Thousand Dollars ($100,000.00) or, if greater than such amount, the validity of which is being contested in good faith and by appropriate proceedings;

(c)

liens or claims filed or arising out of judgments or awards representing, in the aggregate, less than Ten Thousand Dollars ($10,000.00) or, if greater than such amount, with respect to which at any time an appeal or proceeding for review is being prosecuted in good faith and by appropriate proceedings;

(d)

undetermined or inchoate liens, privileges and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable law or of which written notice has not been duly given in accordance with applicable law or which, although filed or registered, relate to obligations not due or delinquent;

(e)	liens resulting from the deposits of cash or securities in connection with contracts, tenders or compensation, surety or appeal bonds or costs of litigation when required by law;

(f)

liens given to a public utility or any municipality or governmental or other public authority when required to obtain the services of such utility or other authority in connection with the operations of ABG or BEI in the ordinary course of its business;

(g)

easements, rights-of-way, servitudes or other similar rights in land (including, without limitation, party wall agreements and easements, rights-of-way and servitudes for railways, sewers, drains, steam, gas and oil pipe lines, gas and water mains, electric light and power and telephone or telegraph lines or cables for television and other forms of communication, conduits, cables, wires and other incidental equipment) granted to or reserved or taken by other persons;

(h)

the rights reserved to or vested in municipalities or governmental or other public authorities or agencies by any statutory provision or by the terms of leases, licences, franchises, grants or permits which affect any land, to terminate leases, licences, franchises, grants or permits or to require annual or other periodic payments as a condition to the continuance thereof;

(i)

restrictive covenants affecting the uses to which any land may be put, and which, if not in existence on the date hereof, then in the opinion of the Operator do not in the aggregate materially and adversely impair or interfere with the use of the property for the purposes for which it is held;

(j)

reservations in any original grants of any land or interests therein, statutory exceptions to title, and reservations of mineral rights (including coal, oil and natural gas) in any grants of any land or from any other predecessors in title;

(k)

Encumbrances, the continued existence of which have been consented to by SGC, including the renewal, extension or refinancing of any such Encumbrance, provided that the security therefor are not increased thereby;

(l)	the Underlying Agreement including the royalty interest granted under the Underlying Agreement;

(m)

the security interests granted and the interest in gold production payable by ABG pursuant to the Amended and Restated Promissory Notes dated April 1, 2013 in the aggregate principal amount of $8,600,000 described in Schedule C; and

(n)	any mineral royalty payable with respect to the Southwest Target that is or may hereafter be imposed by the government of the United States or any subdivision thereof.

Person means any individual, partnership, company, corporation, unincorporated association, person, government or governmental agency, authority or entity howsoever designated or constituted.

Properties means the leasehold Mineral Rights underlying the Southwest Target currently held by ABG through BEI’s leasehold title to the Southwest Target. Respondent has the meaning as set out in Section 9.1.

Southwest Target means the leasehold Mineral Rights described in Schedule A and the ground subject thereto currently held by ABG through BEI’s leasehold title to the Southwest Target, together with any renewal or extension of any such Mineral Rights and any other form of successor or substitute title therefor.

Technical Committee means the committee established pursuant to Section 3.2(b) to determine the programs and budgets for the conduct of operations on the Properties and to oversee the conduct of operations during the Earn-In Period.

TSX means The Toronto Stock Exchange.

TSXV means the TSX Venture Exchange.

Underlying Agreement means the amended and restated Copperstone Lease/Contract by and between The Patch Living Trust and ABG dated June 12, 2005, as assigned by ABG to BEI pursuant to a Lease/Contract Assignment and Consent Agreement dated December 4th, 2009 among The Patch Living Trust, ABG and BEI.

1.2	Included Words

     This Agreement will be read with such changes in gender or number as the context requires.

1.3	Headings

     The headings to the Articles, sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof.

1.4	References

     Unless otherwise stated, a reference herein to a numbered or lettered Article, section, subsection, clause or schedule refers to the Article, section, subsection, clause or schedule bearing that number or letter in this Agreement. A reference to "this Agreement", "hereof", "hereunder", "herein" or words of similar meaning, means this Agreement including the schedules hereto, together with any amendments thereof.

1.5	Currency

     All currency amounts expressed herein, unless otherwise specified, refer to lawful currency of Canada.

1.6	Knowledge

     Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, that Party confirms that it has made reasonable due and diligent inquiry of such persons (including appropriate officers of that Party) as it considers necessary as to the matters that are the subject of the representations and warranties.

1.7	Schedules

     The following schedules are attached to and incorporated in this Agreement by this reference:

A	Description of Properties

B	Principal Terms of Joint Venture Agreement

C	Outstanding Loans

1.8	Governing Law

     This Agreement is written in the English language and will be governed by and interpreted in accordance with the laws in force in the Province of British Columbia, Canada (except for conflicts of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction) and the applicable federal laws of Canada.

1.9	Severability

     If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

1.10	Construction of Agreement

     A provision of this Agreement must not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of this Agreement or the inclusion of the provision in it.

ARTICLE 2
REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1	Mutual Representations and Warranties

     Each Party represents and warrants to the other Party that, as of the Effective Date:

(a)	it is a body corporate duly incorporated and organized and validly subsisting under the laws of its organizational jurisdiction;

(b)

it has full power and authority to carry on its business and to enter into this Agreement, subject to the receipt by ABG of all required approvals, consents and acceptances, including the approval of the TSX, and to the receipt by SGC of all required approvals, consents and acceptances, including the approval of the TSXV, as herein contemplated;

(c)

the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement does not and will not conflict with, constitute a default under, result in a breach of, entitle any person to a right of termination under, or result in the creation or imposition of any Encumbrance or restriction of any nature whatsoever upon or against the Party's property or assets, under its constating documents, any contract, agreement, indenture or other instrument to which it is a party or by which it is bound, any law, judgment, order, writ, injunction or decree of any court, administrative agency or other tribunal or any regulation of any governmental authority applicable to the Party;

(d)

all internal actions necessary to authorize a Party to enter into this Agreement, and to authorize its representative whose signature is affixed hereto to sign this Agreement and to bind such Party thereby, have been taken;

(e)

this Agreement constitutes a legal, valid and binding obligation of the Party enforceable against it in accordance with its terms subject to the usual qualifications with respect to bankruptcy and availability of equitable remedies being within the discretion of a court;

(f)

no proceedings are pending for and such Party is not aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of such Party or the placing of such Party into bankruptcy or subjecting such Party to any other laws governing the affairs of insolvent persons; and

(g)	there are not any suits, actions, prosecutions investigations or proceedings, actual, pending or to the best of such Party’s knowledge, threatened against or affecting such Party.

2.2	Representations and Warranties of ABG and BEI

ABG and BEI represent and warrant to SGC that, as of the Effective Date:

(a)	Receipt by ABG of the approval, consent or acceptance by the TSX is the only regulatory condition to the execution, delivery or performance of this Agreement by ABG;

(b)

the Underlying Agreement is in good standing, and all of the obligations to be performed by AGB under the Underlying Agreement to the date of this Agreement have been performed by ABG, no default exists thereunder and no event has occurred or condition exists which with the passage of time or the giving of notice will give rise to a default thereunder;

(c)

the unpatented lode mining claims comprising the Mineral Rights to the Southwest Target have been validly staked, located, recorded and perfected in accordance with applicable laws and are in good standing as of the Effective Date and will remain so until the dates set out in column G opposite the respective names of the mineral claims in Schedule A and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a default under such mining claims and all required assessment work, reports, fees and payments have been filed or made and are current;

(d)

BEI is the holder of a leasehold interest in the Properties free and clear of all Encumbrances, except Permitted Encumbrances, and the claims of others, is in exclusive possession of the Properties, and no taxes, assessments, rentals, assessment work or payments in lieu of exploration and development work are due with respect thereto;

(e)

there is no adverse claim or challenge against or to BEI's leasehold interest in and to any part of the Properties and, to the best of their knowledge, there is no basis for such adverse claim or challenge;

(f)

there is no legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation pending or, to the best of ABG’s and BEI's knowledge after reasonable inquiry, threatened against or involving the Properties or which questions or challenges the validity of this Agreement or any action taken or to be taken by ABG or BEI pursuant to this Agreement or any other agreement or instrument to be executed and delivered by ABG or BEI in connection with the transactions contemplated hereby and ABG and BEI do not know or have any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim, action of any nature or investigation. ABG and BEI are not subject to any judgment, order or decree entered in any lawsuit or proceeding which has had or may be expected to have an adverse effect on the Properties;

(g)

there are no actual or pending proceedings for, and ABG and BEI are unaware of any basis for, the institution of any proceedings leading to the placing of ABG or BEI in bankruptcy or subject to any other laws governing the affairs of insolvent parties and ABG's and BEI's interest in the Properties does not represent all or substantially all of ABG's and BEI's assets and/or undertaking;

(h)

there are no outstanding agreements or options to acquire or purchase the Properties or any portion thereof, no person has any royalty or other payment in the nature of rent or royalty or other interest whatsoever in production from the Southwest Target, save and except Permitted Encumbrances, and ABG and BEI have no knowledge of any actual, alleged, potential or future proceeding, adverse claim or challenge against or to the ownership of or title to the Properties or any portion thereof or the Mineral Rights therein nor, to the knowledge of ABG or BEI, is there any basis therefor;

(i)

ABG has received no notice and has no knowledge of any proposal to terminate or vary the terms of or rights attaching to any of the Properties from any government or other regulatory authority or from The Patch Living Trust, or of any challenge to ABG’s right, title or ownership interest in any of the Properties;

(j)

to the best of ABG's and BEI's knowledge after reasonable inquiry, no Hazardous Substance has been improperly placed, held, located, used or disposed of, on, under or at the Properties by BEI or any of its agents. To the best of ABG's and BEI's knowledge after reasonable inquiry, no claim has ever been asserted and there are no present circumstances which could reasonably form the basis for the assertion of any claim against ABG or BEI for Losses of any kind as a direct or indirect result of the presence on or under or the escape, seepage, leakage, spillage, discharge, emission or release from the Properties of any Hazardous Substance;

(k)

there are no outstanding work orders or actions required or reasonably anticipated to be required to be taken in respect of the rehabilitation or restoration of the Properties or relating to environmental matters in respect of the Properties or any operations thereon, nor have ABG or BEI received notice of same;

(l)

to the best of ABG's and BEI's knowledge after reasonable inquiry, all previous exploration on the Properties has been carried out in accordance with applicable law and sound mining, environmental and business practice. ABG and BEI have not received notice of any breach, violation or default with respect to the Properties. The prospecting work, processes, undertaking and other operations carried on or conducted by or on behalf of BEI in respect of the Properties have been carried on or conducted in a sound and workmanlike manner and in compliance with sound geological and geophysical exploration and mining, engineering and metallurgical practices;

(m)	ABG and BEI have not received notice of the existence of any condemnation, expropriation or similar proceedings affecting the Properties;

(n)

all of the buildings, fixtures and improvements located on the Properties or comprising the Properties are in good condition and repair, ordinary wear and tear excepted and are usable in the ordinary course of business;

(o)

ABG has made available to SGC all material information in its possession or control relating to the Properties and throughout the Earn-In Period, ABG shall continue to make available to SGC all information in its possession or control relating to the Properties;

(p)	ABG is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(q)	there is no person acting or purporting to act at the request of ABG who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated herein; and

(r)

the representations of this Section 2.2 are true and complete and to the knowledge of ABG all data and information given by it to SGC in written form is accurate and complete and ABG is not aware of any material fact or circumstance that has not been disclosed that should be disclosed in order to prevent the representations made by ABG in Article 2 from being materially misleading as of the Effective Date.

2.3	Survival of Representations and Warranties

(a)

The representations and warranties contained in this Agreement are made as of the Effective Date and the Commencement Date, are provided for the exclusive benefit of the Party receiving same and the correctness of each representation and warranty are conditions on which the Parties have relied in entering into this Agreement. Such representations and warranties will survive the execution hereof and the acquisition of the Earned Interest by SGC hereunder until the second anniversary of the earlier of (i) the date upon which the Earn-In Option is exercised and (ii) the date upon which the Earn-In Option is terminated without having been exercised.

(b)

Each Party will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made or to be fulfilled by it under this Agreement. A Party may waive any of such representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice to its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition.

2.4	Covenants of ABG

ABG covenants with SGC that:

(a)

ABG will use all commercially reasonable efforts to obtain all requisite regulatory approvals, consents and acceptances (including by the TSX) relating to the execution and delivery and promise to perform this Agreement and ABG shall promptly give SGC notice of such approvals;

(b)

ABG shall timely keep and perform all of the conditions and covenants of the Underlying Agreement to be kept or performed by ABG on or before the deadlines for such performance set forth in the Underlying Agreement;

(c)

ABG will ensure that all accounts, books, records and other documents relating to the Properties or any other matter relating to this Agreement or the Joint Venture Agreement maintained by or for ABG, accurately, fairly, and completely reflect, and shall continue to fairly reflect, in each case in reasonable detail, the character and amount of all transactions undertaken in connection with its activities relating to the Properties, Additional Property, this Agreement or the Joint Venture Agreement;

(d)

ABG and BEI shall keep SGC apprised of the legal status of the Properties, provide SGC with prompt written notice of any material occurrence which affects or may affect the legal status of or title to the Properties and, as soon as reasonably practicable after receipt thereof by ABG or BEI, provide to SGC copies of all notices of any BLM actions in respect of the Properties;

(e)

as soon as reasonably practicable but, in any event, prior to September 3, 2013, ABG and BEI shall provide SGC with copies of each of the Location Notices filed (and date stamped) by both the Arizona state offices of the BLM and the La Paz County Recorder's Office;

(f)

as soon as reasonably practicable, and in any event prior to September 3, 2013, ABG and BEI shall provide SGC with copies of Notice(s) of Intent to Hold or an Assessment Work Affidavit that were required to be: (i) recorded at the La Paz County Recorder’s Office by December 31 of every year until 1993; (ii) filed in the Arizona State Offices of the BLM by September 1 of every year until 1993, and (iii) filed in the Arizona State Offices of the BLM by September 1 in every year after 1993; and

(g)

at SGC’s request, ABG and BEI shall take all action reasonably necessary (including judicial proceedings) to pay any outstanding fees, taxes, mortgages or liens against the Properties, or remove any doubt from or cure any defect in their interest and/or title to the Properties. If ABG or BEI fails or refuses to take action, SGC may take action in ABG's or BEI's name and they agree to cooperate with SGC in any action taken. SGC may recover from any payments thereafter to become due to ABG hereunder all costs and expenses (including attorneys’ fees) incurred by SGC in any such action, or is no further payments are due, then such payments made by SGC shall qualify as Expenditures hereunder. Any improvement or perfection of interest and/or title to the Properties shall inure to the benefit of SGC in the same manner and to the same extent as if such improvement or perfection had been made prior to the execution of this Agreement.

2.5	Acknowledgements of ABG and BEI

ABG and BEI acknowledge and agree as follows:

(a)

in the event that any of ABG's or BEI's Mineral Rights in the Properties lapse, expire, terminate or otherwise fail to remain in good standing during the term of this Agreement, SGC shall have the right to extend the time to advance the Earn-In Expenditures contemplated in Section 3.2 and earn the Earned Interest for such amount of time as it takes for such Mineral Rights to return to good standing; and

(b)

the Parties acknowledge that ABG and BEI are operating a fully permitted, operating underground mine and mill operation (the "Copperstone Mine") on the Copperstone Property and, notwithstanding any other provision of this Agreement, the Parties agree that in the event that the Copperstone Mine at any time is closed for a continuous period of 9 months or for an aggregate period of 12 months in any 21 month period, then, provided that SGC is not otherwise in default hereunder, the Parties shall take all necessary steps, procedures and actions to convey and transfer to SGC 100% of ABG's and BEI's right, title and interest in and to the Assets, unless the Copperstone Mine is closed due to exhaustion of the current reserves through mining.

2.6	Covenants of SGC

SGC covenants with ABG that in the performance of this Agreement:

(a)

SGC will use all commercially reasonable efforts to obtain all requisite regulatory approvals, consents and acceptances (including by the TSXV) relating to the execution and delivery and promise to perform this Agreement and SGC shall promptly give ABG notice of such approvals;

(b)

SGC will and will cause its officers, directors, agents, employees, consultants and contractors to comply strictly with all applicable laws, including applicable environmental laws, rules and regulations;

(c)

SGC will ensure that all accounts, books, records, and other documents of SGC relating to the Properties or relating to any other matter relating to this Agreement or the Joint Venture Agreement, accurately, fairly, and completely reflect, and shall continue to fairly reflect, in each case in reasonable detail, the character and amount of the transactions of SGC in connection with all their activities relating to the Properties, Additional Property, this Agreement or the Joint Venture Agreement; and

(d) While SGC is the Operator, SGC will perform the obligations of the Operator set out under Article 4.

ARTICLE 3
SGC EARN-IN OPTION

3.1	Grant of Earn-In Option; Delivery of Data

(a)

Effective as of the Approval Date, ABG and BEI hereby grant to SGC the sole and exclusive right and option to earn, in accordance with the other provisions of this Article 3, and acquire the Earned Interest, in the increments set out below, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)

If ABG has not already done so, within 15 days after the Effective Date, ABG will deliver to SGC originals or photocopies of all maps, reports, drilling, geological, geophysical and geochemical data, drill core, and other data, information or things pertaining to the Properties (“Data”) that are in ABG’s possession or subject to its control. If ABG has not already done so, within 15 days after the Effective Date, ABG will deliver to SGC originals or photocopies of all claim records, leases, deeds, option agreements and other documents in ABG’s possession or control evidencing or affecting ABG’s rights, tenures or interests in and to the Properties (“Claims Records”).

3.2	Exercise of Earn-In Option

(a)

Subject to the terms of this Agreement, SGC shall have the exclusive right and option to acquire up to an undivided 60% right, title and ownership interest in the Properties (the “Earned Interest”) and thereby exercise the Earn-In Option by complying with the following process:

(i)

SGC shall have the right to acquire an initial undivided 12.5% working interest in BEI’s leasehold right, title and interest in and to the Properties by expending, during the first year from the Effective Date, a minimum of $500,000 in Expenditures on the Properties (the “Minimum Earn-In Expenditures”);

(ii)

SGC shall have the right to acquire an additional undivided 12.5% working interest in BEI’s leasehold the right, title and interest in and to the Properties by expending, during the second year from the Effective Date, a minimum of $500,000 in Expenditures on the Properties;

(iii)

SGC shall have the right to acquire an additional undivided 12.5% working interest in BEI’s leasehold the right, title and interest in and to the Properties by expending, during the third year from the Effective Date, a minimum of $500,000 in Expenditures on the Properties;;

(iv)

SGC shall have the right to acquire an additional undivided 12.5% working interest in BEI’s leasehold the right, title and interest in and to the Properties by expending, during the fourth year from the Effective Date, a minimum of $500,000 in Expenditures on the Properties; and

(v)

SGC shall have the right to acquire an additional undivided 10% working interest in BEI’s leasehold the right, title and interest in and to the Properties by expending, during the fifth year from the Effective Date, a minimum of $500,000 in Expenditures on the Properties.

The amount of the foregoing cumulative Expenditures is herein referred to as the “Earn-In Expenditures.” Unless otherwise required by Section 3.2(a)(i) above, Expenditures made on or for the benefit of any of the Properties will be credited toward Expenditures requirements for all of the Properties. Expenditures funded in excess of the Expenditures requirement for any one period shall be carried forward and credited to the Expenditures requirement for the succeeding period or periods.

All payments and expenditures payable by SGC hereunder are based upon ABG's and BEI's warranted ownership of the entire leasehold interest in the Properties. If ABG and BEI are found to own less than 100% of the leasehold interest in the Properties, then all payments payable to ABG hereunder shall be reduced proportionately. Such reductions in payments shall not waive or eliminate any other rights or remedies SGC may have in connection with the extent of ABG's and BEI's actual interest in the Properties.

(b)

The exploration, development and evaluation work conducted with Expenditures funded by SGC will be undertaken either by SGC as Operator or by ABG as Operator under the direction of a Technical Committee comprised of two members appointed by SGC and one member appointed by ABG. The ABG-appointed member will serve in an advisory capacity only. The members appointed by SGC shall decide all matters being considered by the Technical Committee. The Technical Committee shall meet at least quarterly at the call of the chairman designated by SGC.

(c)

Upon completion by SGC of the Minimum Earn-In Expenditures and the earlier of (i) the completion of all of the Earn-In Expenditures provided for under Section 3.2(a), or (ii) the termination of the Earn-in Option pursuant to Section 3.4 or 3.5, SGC shall be deemed to have exercised the Earn-In Option and acquired the Earned Interest, being a percentage interest in BEI’s leasehold interest in the Properties provided under Section 3.2(a) for the relevant amount of the Earn-In Expenditures actually completed. Promptly following the exercise of the Earn-In Option, the Joint Venture shall be constituted and the Joint Venture Agreement shall be executed by the Parties as provided in Section 5.2.

3.3	Payment in Lieu

     If ABG contends that SGC has failed to make or fund any Expenditures required to be made or funded by it before the applicable performance date (as the same may be extended by an Intervening Event pursuant to Article 7), SGC may make a cash payment to ABG in lieu of Expenditures in the amount of the shortfall and, if such cash payment is made within the time allowed for curing a default under Section 12.8, shall be deemed to be Expenditures made before the applicable performance date. The failure of the Operator (if the Operator is not SGC) to expend all funds provided by SGC pursuant to programs and budgets approved by the Technical Committee by the applicable performance date shall not be deemed to be a failure on the part of SGC to fund or to meet an Expenditures performance date.

     Notwithstanding anything herein contained and in addition to any other rights SGC may have under the circumstances, if exploration and development work intended to be conducted on or for the benefit of the Properties is mistakenly conducted outside the boundaries of the Properties as a consequence of it being subsequently discovered or determined by survey or otherwise that the Properties boundaries are not located where the Parties understood them to be on the Effective Date, such exploration and development work shall constitute Expenditures hereunder.

3.4	SGC’s Election to Terminate

     SGC may terminate the Earn-In Option by giving notice thereof to ABG at any time during the Earn-In Period, which notice shall be effective when given.

3.5	Termination of Earn-In Option for Failure of Performance

     In the event that SGC fails to fund timely the Expenditures required by Section 3.2 or to make the cash payment to ABG in lieu of such Expenditures under Section 3.3, subject to Article 7 and the failure of SGC to take reasonable steps to cure or commence to cure such non-performance or to dispute the notice of non-performance within 30 days after ABG has given SGC notice of such non-performance pursuant to Section 12.8, ABG and BEI may then terminate the Earn-In Option granted by Section 3.1(a) .

3.6	Consequences of Termination

(a)

The Earn-In Option is an option only and nothing in this Agreement and no act done or Expenditures funded or made by SGC shall be construed as obligating SGC to do any further act or to fund or make any further Expenditures hereunder, and except as specifically provided in Sections 3.6, 3.7, 3.8 and 3.9 hereof. The exercise of the Earn-In Option shall be at SGC’s sole and unfettered discretion and ABG and BEI shall have no right to enforce the funding or making of Expenditures described in Section 3.2(a) nor shall ABG and BEI incur any damages hereunder in the event SGC elects not to fund or to discontinue funding Expenditures called for under Section 3.2(a).

(b)

If the Earn-In Option is terminated pursuant to Sections 3.4 or 3.5, before SGC has completed the Minimum Earn-In Expenditures required under Section 3.2(a)(i) then SGC will not acquire any Earned Interest and this Agreement shall thereupon terminate and be of no further force or effect, except to the extent necessary to enforce rights and obligations that accrued upon or prior to such termination.

	(c)	If the Earn-In Option is terminated pursuant to Sections 3.4 or 3.5, after SGC has completed the Minimum Earn-In Expenditures required under Section 3.2(a)(i) then Section 3.1(d) shall apply.

(d)	If Section 3.6(b) applies to a termination of the Earn-In Option, SGC will deliver all necessary relinquishments or quitclaims with respect to the Properties as ABG may reasonably request.

3.7	Taxes

     Upon termination of the Earn-In Option, the Operator shall ensure that all taxes and other sums that become due and payable under the United States federal, state and county laws in respect of the Properties, during the period commencing as at the Commencement Date up to and including the date of termination of the Earn-In Option, have been paid.

3.8	Delivery of Data

     If the Earn-In Option is terminated before completion of the Minimum Earn-In Expenditures required under Section 3.2(a)(i), then SGC shall deliver to ABG all Data and Claims Records delivered to SGC by ABG pursuant to Section 3.1(b) and, at the request of ABG, any and all data and information relating to the Properties in the possession or control of SGC of which ABG does not already have copies, provided that SGC shall not be required to deliver to ABG proprietary analysis, internal reports, designs, plans, forecasts and the like. SGC shall have the right to keep and thereafter use or transfer copies of any and all information and data related to the Properties and acquired by SGC before or after the Effective Date.

3.9	Reclamation

     To the extent reasonably practicable to do so, the Operator shall reclaim the Properties concurrently with operations in compliance with applicable laws, rules and regulations. If the Earn-In Option is terminated before completion of the Minimum Earn-In Expenditures, all buildings, plant, equipment, machinery, tools, appliances and supplies that may have been brought upon the Properties for or on behalf of SGC shall be removed by Operator at the cost and expense of SGC, unless other arrangements on terms satisfactory to ABG are made between SGC and ABG.

3.10	Expenditures Statement and Audit

     Upon request by a Party at reasonable times and intervals, the Operator shall deliver to the requesting Party an itemized statement of Expenditures actually made by the Operator during the Earn-In Period, certified to be correct by an officer of the Operator. Within 90 days after exercise of the Earn-In Option, SGC shall deliver to ABG a summary statement of Earn-In Expenditures funded or made by SGC during the Earn-In Period. A statement delivered by a Party pursuant to this Section will be conclusive evidence of the funding or the making of such Expenditures, as applicable, unless within 30 Business Days after receipt of such statement the recipient delivers to the certifying Party an objection to the statement. If such an objection is delivered within such 30-day period, then the statement of the Expenditures to which objection is made shall no longer be conclusive evidence and the objecting Party will be entitled to request that the Expenditures that are the subject of the objection be audited. At the conclusion of such audit:

(a)

if the auditors determine that the statement of Expenditures was accurate within ten percent or that the actual Expenditures exceeded the statement of Expenditures, then the costs of the audit will be borne by the objecting Party; or

(b)

if the auditors determine that the statement of Expenditures overstated the actual Expenditures by greater than a ten percent margin, then the costs of the audit will be borne by the certifying Party and whatever the overstatement, only the correct Expenditures so determined will constitute Expenditures for the purposes of this Agreement; and

(c)

if any such auditors’ determination results in a deficiency in the amount of Expenditures funded by SGC under Section 3.2(a) within the required time period, then SGC may pay to ABG within 15 days after such determination the amount equal to the shortfall in Expenditures and such payment will be deemed to be a payment of cash in lieu of Expenditures under Section 3.3 in advance of the applicable completion date specified in Section 3.2(a).

     The auditors’ determination of Expenditures will be final and determinative of the accuracy of the amounts stated in the certified statement in question, and will not be subject to arbitration hereunder. The auditors used under this Section will be independent of the Parties and duly experienced and qualified in the international mining business.

ARTICLE 4
OPERATOR, TECHNICAL COMMITTEE, RIGHTS AND OBLIGATIONS

4.1	Operator, Technical Committee

(a)

SGC will be the Operator during the Earn-In Period, unless SGC elects to resign as Operator, in which case ABG shall become the Operator. The Operator will have all of the obligations as set out in this Article 4. The Operator will be subject to the direct supervision and control of the Technical Committee. The Operator shall conduct all operations in accordance with programs and budgets approved by the Technical Committee formed as provided by Section 3.2(b). The Operator shall allow SGC, ABG and members of the Technical Committee to have access to the Properties and to all of the Operator’s records, information and data, including electronic data, relating to the Properties during the Earn-In Period and shall otherwise comply with Operator’s obligations under this Article 4. SGC, while Operator, shall be entitled to charge annually as Expenditures a charge equal to 5% of all amounts payable on contracts. ABG, when acting as Operator, shall be reimbursed by SGC for such charge incurred by ABG. SGC, if it is not the Operator, may credit such reimbursement towards Expenditures, and, if it is the Operator, may credit such charge towards Expenditures. If the Operator engages Affiliates to provide services hereunder, it will do so on terms neither more nor less favorable to such Affiliate than would be the case with unrelated persons in arm's-length transactions.

(b)

The Technical Committee shall consider and adopt programs and budgets for operations annually for each contract year at least 30 days before each anniversary of the Commencement Date, except for the first contract year. The Technical Committee shall adopt a program and budget for the first contract year as promptly as reasonably practicable after the Commencement Date. Budgets shall include quarterly estimates of Expenditures. The ABG- appointed member of the Technical Committee may submit comments and suggestions to the chairman of the Technical Committee regarding proposed programs and budgets, which comments and suggestions may be considered by the SGC-appointed members, but shall not be binding and may not necessarily be reflected in the adopted programs and budgets. Upon adoption of a program and budget, SGC shall transfer to the Operator the funds budgeted for the first quarter and shall transfer funds to the Operator quarterly thereafter. All aspects of field operations, including without limitation the type of operations and the volume, location and quality of work shall be subject to review and written approval by the Technical Committee. If, in the sole discretion of SGC, results of operations warrant, SGC may increase, decrease or otherwise revise any program and budget that has been adopted by the Technical Committee, which shall be adopted in the same manner as provided for the adoption of the program and budget that is proposed to be revised. Upon receipt from SGC of any additional funds required for the revised program and budget, the Operator shall carry out the revised program and budget, subject to the review and written approval of the Technical Committee. Any funds provided by SGC that are not expended in the course of a quarterly program and budget shall be carried forward and applied to the programs and budgets for succeeding quarters.

(c)	All aspects of the implementation by the Operator of adopted programs and budgets shall be subject to the written approval of the Technical Committee, including but not limited to:

	(i)	selection of contractors;

(ii)

contracts with an aggregate amount payable thereunder in excess of $25,000 for services, including, for example, drilling, excavating, sample preparation and analysis, geophysical and geochemical surveys, labor, environmental services, equipment or office rentals and the like;

	(iii)	invoices for out of budget Expenditures;

	(iv)	program specifications, including, for example, drill hole location, orientation and final depth and location, configuration and line spacing for geophysical and geochemical surveys;

	(v)	new obligations and commitments with respect to the Properties;

	(vi)	compliance with best business practices for health, safety, environmental protection and transparent relations with government officials; and

	(vii)	surface land owner agreements.

4.2	SGC’s Right of Entry During Earn-In Period

     Throughout the Earn-In Period, SGC, its Technical Committee members and its other employees, agents and independent contractors will have the right but not the obligation in respect of the Properties, at reasonable times and intervals, to:

(a)	enter thereon of the Properties and to act as Operator of the Properties;

(b)	inspect the Properties and Operator’s operations thereon and consult with and advise Operator regarding its operations;

(c)	bring erect and install upon the Properties such buildings, plant, machinery and equipment as SGC may deem necessary or desirable in its sole discretion; and

(d)

carry out land surveys, drill hole surveys and other non-invasive exploration and evaluation activities on the Properties including, without limitation, the removal of small amounts of Minerals for assay and testing purposes, all in SGC’s sole and absolute discretion.

SGC’s rights pursuant to this Section 4.2 will at all times be subject to any restrictions that may be required by applicable laws or by regulatory authorities and the terms of the Underlying Agreement.

4.3	Operator's Obligations During Earn-In Period

     Subject to the occurrence of an Intervening Event and provided it has been furnished with adequate funds by SGC, the Operator is obligated during the Earn-In Period:

(a)

to keep the Properties in good standing, with the cooperation of the non- operating Party, as appropriate, by making all necessary payments, doing all necessary work and filing all necessary reports and by doing all other acts and things that may be necessary in that regard; and to conduct all work on or with respect to the Properties in a good and workmanlike manner and in accordance with sound exploration, mining and engineering practices and in compliance with all applicable laws, bylaws, regulations, orders and lawful requirements of any governmental or regulatory authority and comply with all laws governing the possession of the Properties, including without limitation, those governing health, safety, pollution and environmental matters, and in compliance with the terms and provisions of all option agreements, easements, licenses, permits, contracts and other agreements relating to the Properties;

(b)

to purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for operations on the best terms available, taking into account all of the circumstances, to obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions and to keep the Assets free and clear of all Encumbrances arising from its activities hereunder (except liens for taxes not yet due and other inchoate liens and liens contested in good faith by the Operator) and will proceed with all diligence to contest and discharge any such Encumbrance that is filed;

(c)

to permit the directors, officers, employees, contractors, agents and Technical Committee members of the non-operating Party (herein, collectively “non- operating Parties”), at their own expense and risk, access to the Properties at all reasonable times, provided that the non-operating Parties will indemnify the Operator against and save it harmless from all costs, claims, liabilities and expenses that the Operator may incur or suffer as a result of any injury (including injury causing death) to any non-operating Parties or damage to the property of any non-operating Parties while on the Properties, except to the extent that any such costs, claims, liabilities or expenses result from the Operator's gross negligence or wilful misconduct;

(d)

to permit the non-operating Parties to have access, at all reasonable times, to all geological, geophysical and geochemical databases in the possession or under the control of the Operator and related to the Properties, along with representative samples and drill core obtained from the Properties;

(e)	to provide to the non-operating Party as follows:

	(i)	for all work programs, monthly summary reports of operations in such form as shall be received by the Operator from field staff, including follow up work on prospective areas;

(ii)

quarterly progress reports on all work programs, including exploration activity and accounting (as soon as practicable but in any case no later than 30 days after the end of each quarter of the contract year, together with an annual summary of results;

	(iii)	interim reports on any material or unusual events discovered during any program; and

	(iv)	if the Operator prepares a technical report in accordance with NI 43- 101, the Operator will, at the request of each Party, ensure that the technical report is addressed to each party;

(f)

to deliver to the non-operating Party annual reports, on or before the 15th day following the end of the contract year to which such report relates, disclosing any significant technical data learned or obtained in connection with work in respect of the Properties, as well as a breakdown of Expenditures completed in carrying out such work;

(g)

to deliver to the non-operating Party prompt notice of, and periodic information as and when available to keep the non-operating Party reasonably apprised of the status of, any material occurrence which affects or may affect the Properties;

(h)

to maintain true and correct books, accounts and records of Expenditures in accordance with generally accepted accounting principles consistently applied, with sufficient data to be furnished by the Operator for the non- operating Party to reconcile the accounting to the non-operating Party’s generally accepted accounting principles;

(i)

to (i) make or arrange for all payments required by all options, leases, licenses, permits, contracts and other agreements related to the Assets; (ii) pay or arrange for payment of all taxes, assessments and like charges on operations and Assets and the Operator (if ABG) will have the right to contest in court or otherwise, the validity or amount of any taxes, assessments or charges if the Operator deems them to be unlawful, unjust, unequal or excessive or to undertake such other steps or proceedings as the Operator may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof, (but in no event will the Operator permit or allow title to the Assets to be lost as the result of the non-payment of any taxes, assessments or like charges); and (iii) do or cause to be done all other acts reasonably necessary to maintain the Assets and to maintain the title thereto in good standing including, without limitation, the performance of all work that is required by law;

(j)

to (i) apply for all permits, licenses and approvals necessary to conduct operations; (ii) comply with all laws, regulations, orders or policy directions of any governmental authority having jurisdiction; (iii) notify promptly the non-operating Party of any allegations of substantial violation of the foregoing; and (iv) prepare and file all reports or notices required for or arising out of the conduct of operations;

(k)

to obtain or arrange and keep in force insurance for the benefit of the Parties in accordance with common mining industry practice, including comprehensive, general public liability and property damage insurance, insuring against claims for bodily injury or death or property damage arising out of or resulting from operations, in reasonable, customary and prudent amounts to the extent the same is reasonably available; and

(l)	permit each Party reasonable access to the Properties and all scientific and technical information to permit such Party to prepare its own NI 43-101 compliant technical reports.

4.4	Emergency Expenditures During Earn-In Period

     Notwithstanding any other provision of this Agreement, the Operator will be entitled to incur as Expenditures all costs and expenses necessary to preserve or protect life, limb, property or the environment in respect of the Properties or otherwise in the course of exploration or development activities and Operator shall promptly notify the non-operating Party of the nature of the emergency and the amount of the Expenditures anticipated.

4.5	Conduct During Earn-In Period

     During the Earn-In Period, each of ABG, BEI and SGC will have the following obligations:

(a)	it will promptly deliver to the other Party(ies) any notices, demands or other material communications relating to any of the Assets that such Party(ies) receives;

(b)

it will obtain the prior written approval of the other Party(ies), such approval not to be unreasonably withheld, conditioned or delayed, to the sending of any notice, demand or other material communication relating to any of the Assets to any adjacent property owner and will comply with the requirements of Section 8.10 as regards any Release to any government or regulatory authority; and

(c)	it will refrain from disposing of its rights and interest under this Agreement or in the any Assets except in accordance with Article 6.

4.6	Recording of Agreement

     From and after Approval Date and at all times during the Earn-In Period, the Parties will execute and deliver such additional documentation as legal counsel for the Parties may determine is necessary in order to duly register and record in the appropriate registration and recording offices notice that ABG's and BEI's leasehold interest in and to the Properties is subject to and bound by the terms of this Agreement.

4.7	Indemnities

     ABG and BEI covenant and agree with SGC (which covenant and agreement will survive the execution, delivery and termination of this Agreement) to indemnify and save harmless SGC, its agents and Affiliates and their respective officers, directors, employees and representatives from and against:

(a)	any and all Environmental Liabilities which may arise as a result of operations on the Properties prior to the start of the Earn-In Period; and

(b)

any and all Losses which may be suffered by SGC arising out of or in connection with or in any way referable to, whether directly or indirectly, the entry on, presence on, or activities on the Properties by ABG or BEI or their agents on or before the Effective Date.

     SGC covenants and agrees with ABG and BEI (which covenant and agreement will survive the execution, delivery and termination of this Agreement) to indemnify and save harmless ABG and BEI, their agents and Affiliates and their respective officers, directors, employees and representatives from and against:

(a)	any and all Environmental Liabilities which may arise as a result of operations conducted on the Properties by SGC (if any) during the Earn-In Period; and

(b)

any and all Losses which may be suffered by ABG or BEI arising out of or in connection with or in any way referable to, whether directly or indirectly, the entry on, presence on, or activities on the Properties by SGC (if any) from and after the Effective Date and during the Earn-In Period.

ARTICLE 5
JOINT VENTURE

5.1	Formation of Joint Venture

     Upon the exercise of the Earn-In Option pursuant to Section 3.2 or termination of the Earn-In Option after completion of the Minimum Earn-In Expenditures, ABG and SGC will form a Joint Venture for the purpose of carrying out all such acts as are necessary or appropriate, directly or indirectly:

(a)	to own the Properties and manage the Assets;

(b)	to explore the Properties for Minerals and, if feasible, develop a mine thereon;

(c)	so long as it is technically, economically and legally feasible, to operate such mine, extract Minerals, and otherwise exploit the Properties; and

(d)	to carry out any other activity in connection with or incidental to any of the foregoing.

SGC will initially hold the percentage of the Joint Venture provided for under Section 3.2(a) in respect of the Earn-In Expenditures completed or funded by SGC at the time of exercise or termination of the Earn-In Option, and ABG shall hold the remainder of the Participating Interest in the Joint Venture.

     Upon exercise of the Earn In Option, the Parties will execute and deliver such additional documentation as legal counsel for the Parties may determine is necessary in order to duly register and record in the appropriate registration and recording offices notice that ABG's and BEI's leasehold interest in and to the Properties is subject to and bound by the terms of the Joint Venture Agreement.

5.2	Joint Venture Agreement

     Upon the formation of a Joint Venture under Section 5.1, SGC, ABG and BEI will enter into a Joint Venture Agreement in having the principal terms set out in Schedule B to this Agreement, which shall apply until the execution of the Joint Venture Agreement, whereupon the provisions of the Joint Venture Agreement will then apply. It is the intention of the Parties that the Joint Venture will be structured in such a manner as to be tax efficient for the Parties.

5.3	Formation and Transfer Costs

     Each of SGC and ABG will bear and pay its own costs in relation to the preparation, negotiation and execution of the Joint Venture Agreement.

ARTICLE 6
TRANSFERS

6.1	Limitations on Transfers

     Except if permitted under and in accordance with this Agreement, no Party will agree to sell, sell, convey, assign, encumber, grant an option in respect of or in any manner transfer, alienate or otherwise dispose of (“Transfer”) or allow to be transferred any or all of its interest in this Agreement, the Properties or the Joint Venture, or Transfer any of its rights or obligations under this Agreement (in this Article 6, such interests and rights, collectively “Holdings”).

6.2	Exceptions

Nothing in Section 6.1 applies to or restricts in any manner:

(a)

a Transfer by a Party (the “Transferring Party”) of all of its Holdings to an Affiliate of the Transferring Party, provided that such Affiliate first assumes and agrees to be bound by the terms of this Agreement; or

(b)

an amalgamation or corporate reorganization involving the Transferring Party that has the effect in law of the amalgamated or surviving corporation possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor corporation; or

(c) a Transfer that is otherwise specifically required or permitted under this Agreement.

ARTICLE 7
FORCE MAJEURE

7.1	Events

     Notwithstanding any other provision of this Agreement, a Party will not be liable or in default for its failure to perform any of its obligations under or to meet any condition or requirement of this Agreement (including the requirement timely to make or fund Expenditures) due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to: acts of God; fire, flood, explosion, earthquake, storm, sink hole, drought or other adverse weather condition; strikes, lockouts or other labor disputes or industrial disturbances; acts of war or conditions arising out of acts of or attributable to war, whether declared or undeclared; insurrection, rebellion, civil war, civil disturbance, riot or threatened violence; acts of terrorism or insurgency; laws, rules, regulations, proclamations, instructions, requests, judgments or orders of any duly constituted court or governmental authority; non-availability of materials, parts, supplies, fuel, services, equipment, machinery or transportation for a period of more than six (6) months; inability to obtain on reasonably acceptable terms any public or private approval, license, permit or other authorization; curtailment or suspension of operations to remedy or avoid an actual or alleged, present or prospective violation of environmental laws or standards; protests, demonstrations or other events causing work stoppages by environmental activists, indigenous peoples or advocates of any kind; or any other cause whether similar or dissimilar to the foregoing (each an "Intervening Event"). If the schedule for making Expenditures pursuant to Section 3.2 is extended by an Intervening Event, the time for making a cash payment in lieu thereof pursuant to Section 3.3 shall be extended for a period equal to the duration of the Intervening Event.

7.2	Effect of Intervening Events

     All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event. If the Operator is excused or prevented from making Expenditures by the occurrence of an Intervening Event, SGC shall be excused from providing funding during the continuance of the Intervening Event, except for funds necessary to permit the Operator to comply with Section 4.3(a) and (i). The time for making a payment in lieu of Expenditures pursuant to Section 3.3 shall be extended during the continuance of an Intervening Event.

7.3	Obligation to Remove Intervening Events

     A Party relying on the provisions of this Article 7 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations and satisfy any condition under this Agreement as far as practicable, but nothing herein will require such Party to settle or adjust any labor dispute or to question or to test or to refrain from testing the validity of any law, rule, regulation or order of any duly constituted court or governmental authority, or to complete or perform its obligations or satisfy any condition under this Agreement if an Intervening Event renders completion or performance impracticable.

ARTICLE 8
CONFIDENTIALITY

8.1	Confidential Information Defined

     In this Agreement, “Confidential Information” means information regarding the Properties, the activities of either Party respecting the Properties, and the terms of this Agreement:

(a)	in written, electronic or tangible form provided to a Party by or on behalf of another Party;

(b)	orally transmitted to a Party by or on behalf of another Party; or

(c)	that is derived from a Party’s observations of operations on the Properties, or observations or interpretations or analysis of samples provided by or on behalf of the Operator.

8.2	Non-Disclosure Covenant

     A Party will not disclose any Confidential Information to any person except as herein permitted.

8.3	Disclosure to Representatives

     The Parties will restrict disclosure of Confidential Information to only those employees, directors, officers, investors, agents or consultants (collectively, “Representatives”) who have a need-to-know and who have agreed in writing or who are otherwise legally bound to keep and perform the covenants and conditions of this Article 8 to be kept or performed by the disclosing Party for the benefit of the other Party.

8.4	Ownership of Confidential Information

     The Parties’ rights, title, ownership or other interest in the Confidential Information or any other property received from Operator shall at all times during the Earn-In Period be subject to the covenants and conditions of this Agreement and the rights of the other Party hereunder. Upon formation of the Joint Venture the Parties shall transfer all Confidential Information to the Joint Venture, which thereafter will have ownership of the Confidential Information.

8.5	Representations Limited

     The Parties acknowledge that no Party makes any representation or warranty as to the completeness or accuracy of the Confidential Information.

8.6	Indemnification

     Each Party will indemnify and save harmless the other Party for and from all actions, liabilities, damages, losses, costs and expenses including reasonable legal fees resulting from the failure by the indemnifying Party or its Representatives to comply with any provision of this Article 8.

8.7	Exclusions from Confidential Information

     The Parties’ obligations will not apply to any portion of the Confidential Information that:

(a)	corresponds in substance to information which was developed independently by its employees prior to the Effective Date;

(b)	is now or hereafter becomes publicly available, other than by reason of a Party’s failure to comply with this Agreement;

(c)	was in its possession prior to its initial receipt of the Confidential Information; or

(d)

was lawfully acquired by a Party from a third party who is not, so far as the acquiring Party is aware after reasonable inquiry, under any obligation of confidentiality with respect to such Confidential Information; or

(e)

a Party or any of its Representatives is required to report or disclose by Applicable Law, by stock exchange policy or rules, by a court or by a regulatory authority having jurisdiction, provided that it or the Representatives (as applicable) will only make such disclosure in accordance with Section 8.10 below.

8.8	Additional Non-Disclosure

     Unless required by law or the rules and regulation of a governmental agency or stock exchange having jurisdiction, a Party will not disclose in any public disclosure or to any third party, the terms of this Agreement unless the disclosing Party first provides the other Party a reasonable opportunity (not less than 5 Business Days) to review and redact the text of the proposed disclosure before the disclosure is issued, made or filed. If a Party or anyone to whom a Party transmits the Confidential Information pursuant to this Agreement becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process, including a request made by a stock exchange or stock market upon which the Party is then listed) to disclose any of the Confidential Information then the disclosing Party will provide the other Party with prompt written notice, to the extent permitted by law, so that the other Party may seek at its own expense a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement in respect of the. If such protective order or other remedy is not obtained, or the other Party does not waive compliance with the provisions of this Agreement, then the disclosing Party or its Representatives will furnish only that portion of the Confidential Information which they are legally required to provide and will exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be afforded such Information by the recipient.

8.9	Injunctive Relief

     Each of the Parties acknowledges that if it or any of its Representatives fails to comply with the provisions of this Article 8, such failure would constitute an injury and cause damage to the other Party impossible to measure monetarily and the provisions of Section 12.7 shall apply.

8.10	News Release

     Unless otherwise prohibited by law or the rules and regulations of any regulatory authority or stock exchange having jurisdiction, the Parties will consult with each other prior to issuing any press release, or making or filing any Internet release, prospectus or other statement or making any other disclosure of Confidential Information (a “Release”) to a non-Party (including a government or exchange authority) and the disclosing Party shall advise the other Party of the text of the proposed Release. The disclosing Party will provide the other Party with a reasonable opportunity (not less than two Business Days) to comment on the Release and will incorporate the other Party’s reasonable changes to the Release before the Release is issued, made or filed. Notwithstanding the foregoing, where a Party requests in writing input or consent from the other Party as to any Release and the other Party has not responded to such request within two Business Days, then the Party proposing the Release will be entitled to proceed with its disclosure as if it had received input or consent from the other Party.

8.11	Extended Obligations

     The rights and obligations set forth in this Article 8 will extend after the termination of this Agreement until the second anniversary of such termination.

ARTICLE 9
DISPUTE RESOLUTION

9.1	Notice of Dispute

     The Parties will attempt to resolve amicably any disagreement or dispute between them arising under or related to this Agreement, by referral to the highest level of the Parties’ respective managements. If there is no resolution of the dispute by this means within 30 days, then, subject to compliance with Section 12.8, if applicable, any such dispute will be resolved by arbitration in accordance with this Article and will be submitted to arbitration by written demand of either Party. To demand arbitration, a Party (the “Claimant”) will give the other Party (the “Respondent”) a Notice (“Notice of Dispute”) specifying the issues in dispute, the amount involved, the remedy requested and the name of the arbitrator the Claimant appoints. Within 10 Business Days after receipt of the Notice of Dispute, the Respondent will answer the Notice of Dispute in writing, specifying the issues the Respondent disputes and the name of the arbitrator that the Respondent appoints.

9.2	Arbitration Panel

     The arbitration will be determined by 3 arbitrators, being 1 arbitrator appointed by each of the Parties and a third arbitrator selected by the first 2 arbitrators within 10 Business Days after appointment of the second arbitrator. The two arbitrators appointed by the respective Parties will be experienced and knowledgeable in the mining industry. No person will be appointed or selected as an arbitrator hereunder unless such person agrees in writing to serve. If a Party fails timely to appoint an arbitrator or if the 2 arbitrators appointed by the Parties cannot agree on a third arbitrator, a Party may make application for appointment of such second or third arbitrator to a court of competent jurisdiction in Vancouver, British Columbia, with a copy to the other Party, requesting appointment of the second or third arbitrator pursuant to the Commercial Arbitration Act (British Columbia) (the “Act”). The court’s appointment shall be final and binding on the Parties. The three arbitrators so chosen shall constitute the arbitration panel.

9.3	Conduct of Arbitration

     Except as specifically provided in this Article, arbitration hereunder will be conducted in the English language in accordance with the Act. The arbitrators will fix a time and place in Vancouver, British Columbia, reasonably convenient for the Parties, after giving each Party not less than 7 Business Days Notice, for the purpose of hearing the evidence and representations of the Parties and they will preside over the arbitration and determine all questions of procedure not provided for under the Act or this Article 9. After hearing any evidence and representations that the Parties may submit, the panel will make an award and reduce the same to writing and deliver one copy thereof to each of the Parties. Decisions of the panel must be by majority vote. The arbitrators will endeavor to make an award within 45 days after the appointment of the third arbitrator, subject to any reasonable delay due to unavoidable circumstances. Any decision by the arbitrators shall be by reasoned decision and shall follow and apply the laws applicable to this Agreement pursuant to Section 1.8 hereof. The expense of the arbitration, including travel costs, expert witness and attorney’s fees and costs will be paid as determined in the discretion of the panel, having due regard for the outcome of the arbitration and the relationship of the result to the positions taken by the Parties. The award of the panel will be final and binding upon each of the Parties.

9.4	Jurisdiction of Courts

     Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant Party or its assets. Except where matters are expressed herein to be subject to arbitration, the courts of record sitting in Vancouver, British Columbia, will have exclusive jurisdiction to hear and determine all matters relating to this Agreement, including enforcement of the obligation to arbitrate. The Parties hereby consent and submit to, and agree to attorn to, the jurisdiction of the courts of record sitting in Vancouver, British Columbia. Nothing contained in this Section 9.4 is intended to affect the rights of a Party to enforce an arbitral award by recourse to the courts or to enforce a judgment or award outside of the city of Vancouver, the Province of British Columbia or Canada.

ARTICLE 10
ADDING PROPERTY

10.1	Area of Interest

     SGC agrees that it will not acquire any Mineral Rights or other real property interest, in any lands within 5 kilometers of the outside boundary of the Copperstone Property without the prior written consent of ABG and BEI.

10.2	Acquisition of Additional Property

     The Parties agree that any Additional Property acquired by either Party shall be subject to the terms of this Agreement.

10.3	Non-Compliance Constitutes Default

     Non-compliance with the provisions of this Article 10 by a Party or its Affiliate will constitute a material default under this Agreement by such Party.

ARTICLE 11
NOTICE

11.1	Method

     Each notice, objection, consent, approval, demand or other communication (a "Notice") required or permitted to be given under this Agreement will be in writing and may be personally delivered by commercial courier or sent by certified mail, return receipt requested, postage prepaid, to the address set forth in Section 11.2. A Notice, if personally delivered, will be deemed to have been given and received on the date of actual delivery, if delivered during normal business hours of the recipient on a Business Day, otherwise on the next Business Day, and, if given by certified mail, will be deemed to have been given and received on the date of delivery shown on the return receipt.

11.2	Addresses for Notices

Notices to SGC will be given to the following address:

SUPARNA GOLD CORP.
302, 1620 West 8th Avenue
Vancouver, BC V6J 1V4

Attention: Michelle Gahagan, President

Notices to ABG or BEI will be given to the following address:

AMERICAN BONANZA GOLD CORP. or
BONANZA EXPLORATIONS INC.
Suite 1238, 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Attention: Brian Kirwin, President and CEO

11.3	Amending Addresses

     A Party may at any time and from time to time notify the other Party in accordance with this Article 11 of a change of address to which all Notices will be given to it thereafter until further notice in accordance with this Article 11.

ARTICLE 12
GENERAL

12.1	Other Activities and Interests

     This Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Properties and Additional Property and each Party will have the free and unrestricted right to enter into, conduct and benefit from business ventures of any kind whatsoever outside of the Properties and Additional Property, except as otherwise provided by Section 10.2, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Party or inviting or allowing the other to participate.

12.2	Entire Agreement

     This Agreement and the Schedules hereto constitute the entire agreement between the Parties with respect to the Properties and Additional Property and supersedes and replaces any preliminary or other agreement or arrangement, whether oral or written, express or implied, statutory or otherwise heretofore existing between the Parties with respect to the Properties. This Agreement may not be amended or modified except by an instrument in writing signed by each of the Parties.

12.3	No Waiver

     No consent or waiver expressed or implied by a Party in respect of any breach or default by the second Party in the performance by such second Party of its obligations, conditions or requirements hereunder will be deemed or construed to be a consent to, or a waiver of, any other breach or default.

12.4	Further Assurances

     The Parties will promptly execute or cause to be executed all documents, deeds, assignments, permits, licences, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the Parties in the Properties or in the Joint Venture.

12.5	Manner of Payment

     All payments to be made to any Party may be made by cheque or draft mailed or delivered to such Party at its address for notice purposes as provided herein, or for the account of such Party at such bank or banks as it may designate from time to time. Such bank or banks will be deemed the agent of the designating Party for the purposes of receiving, collecting and receipting for such payment.

12.6	Inurement

     This Agreement will inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

12.7	Special Remedies

     Each of the Parties agrees that its failure to comply with the covenants and restrictions set out in Article 6 (Transfers), Article 8 (Confidential Information) or Section 10.2 (Acquisition of Additional Property) would constitute an injury and cause damage to the other Party impossible to measure monetarily. Therefore, in the event of any such failure, the second Party will, in addition and without prejudice to any other rights and remedies that it may have at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Article 6, Article 8 or Section 10.2, as the case may be, and any Party intending to breach or which breaches the provisions of Article 6, Article 8 or Section 10.2 hereby waives any defense it may have in law to such injunctive or equitable relief.

12.8	Default or Non-Performance

     If a Party fails to keep or perform a material covenant or condition under this Agreement to be kept or performed by such Party (“Non-Performing Party”) during the Earn-In Period, the other Party shall notify the Non-Performing Party by a notice specifying the material covenant or condition that has not been kept or performed and requesting that the Non-Performing Party keep or perform the covenant or condition within 10 days as to any failure to furnish funds to implement a program and budget or within 30 days as to any other failure. If the Non-Performing Party has failed to cure or commence to cure the non-performance within the applicable period, then the other Party may terminate this Agreement upon a further 10 days Notice to the Non-Performing Party, provided that the Non-Performing Party so notified may, if it disputes the alleged non-performance, refer the matter to arbitration in accordance with Article 9. Until such arbitration has been concluded the termination of this Agreement will not take effect and, then, only in accordance with the arbitration award. Upon a failure to cure, to commence to cure, or to dispute the notice of non-performance within the applicable time period, the other Party will be entitled to terminate this Agreement as provided above and seek any other remedy it may have on account of such non-performance; provided, however, that an election not to fund or to discontinue funding Expenditures after notice and an opportunity to cure shall not be a default giving rise to any remedy except the termination of the Earn-In Option and this Agreement. Notwithstanding the foregoing, termination of the Earn-In Option and this Agreement, will not preclude a Party from exercising any other remedies to the extent necessary to enforce rights and obligations that accrue upon or prior to such termination, and provided further that, in the case of a breach of Sections 2.4 (e) or (f), SCG shall have the option to terminate this Agreement and, if it elects to exercise such option to terminate, ABG shall reimburse SCG for all out of pocket expenses incurred by SCG in relation to the matters contemplated by this Agreement, up to a maximum amount of $100,000.

12.9	Time of the Essence

     Time is of the essence in the performance of each covenant, condition or requirement under this Agreement.

12.10	Rule Against Perpetuities

     The Parties do not intend that there shall be any violation of the Rule Against Perpetuities, the Rule Against Unreasonable Restraints on Alienation of Property, the Rule Against Remote Vesting, or any similar rule. Accordingly, if any right or option to acquire an interest in the Properties, Additional Property, Mineral Rights or Other Rights exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, any such violation should inadvertently occur, the Parties hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Parties within the limits permissible under such rules.

[Remainder of page intentionally left blank]

12.11	Counterparts

     This Agreement may be executed in any number of counterparts and all such counterparts, taken together, will be deemed to constitute one and the same instrument. This Agreement may be signed and accepted by electronic transmission.

     IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

SUPARNA GOLD CORP.

By: /s/ Michelle Gahagan

Name: Michelle Gahagan

Title: President

AMERICAN BONANZA GOLD CORP.

By: /s/ Brian Kirwin

Name: Brian Kirwin

Title: President & CEO

BONANZA EXPLORATIONS INC.

By: /s/ Brian Kirwin

Name: Brian Kirwin

Title: President & CEO

SCHEDULE A
(To Earn-In Agreement)

DESCRIPTION OF PROPERTIES

The Southwest Target is comprised of the following 50 mineral claims located in La Paz County, Arizona, all in Township 6 North, Range 20 West.

Claim	BLM/AMC	Claim	BLM
number	Serial Number	number	Claim Number
6	AMC335236	237	AMC164493
7	AMC335237	238	AMC164494
10	AMC335240	239	AMC164495
11	AMC335241	240	AMC164496
12	AMC335242	241	AMC164497
13	AMC335243	277	AMC164533
14	AMC335244	278	AMC164534
15	AMC335245	279	AMC164535
30	AMC98423	280	AMC164536
32	AMC98425	281	AMC164537
33	AMC98426	282	AMC164538
34	AMC98427	283	AMC164539
35	AMC98428	284	AMC164540
36	AMC98429	285	AMC164541
37	AMC98430	286	AMC164542
38	AMC98431	287	AMC164543
39	AMC98432	288	AMC164544
56	AMC98972	289	AMC164545
57	AMC98973	290	AMC164546
63	AMC98979	291	AMC164547
129	AMC144912
130	AMC144913
131	AMC144914
136	AMC144919
137	AMC144920
138	AMC144921
139	AMC144922
151	AMC144934
234	AMC164490
235	AMC164491

Total area = 969 acres or 392.1 hectares

A-1

SCHEDULE B
(To Earn-In Agreement)

PRINCIPAL TERMS OF JOINT VENTURE AGREEMENT

The Agreement contemplates that, subject to SGC completing the Minimum Earn-In Expenditures, upon completion of the Earn-In Expenditures by SGC, the parties will form a Joint Venture that will be governed by a Joint Venture Agreement (the “JVA”) having, among others, substantially the terms set out in this Schedule B. The terms set out in this Schedule B are not exhaustive nor complete, and may be amended by further agreement between the parties but shall be binding until such time as a further agreement is entered into.

1. The initial interest (“Participating Interests”) of the parties (the "Participants") in and to the Properties and all other assets, liabilities, benefits or losses of the Joint Venture (collectively, the "Assets") will be as follows: SGC as to an undivided interest equal to the Earned Interest, and ABG as to an undivided interest equal to 100% minus the Earned Interest, as contemplated by the Agreement to which this Schedule B is appended.

2. As between the Participants the rights, duties, obligations and liabilities arising out of the Joint Venture will be several and not joint, it being the express purpose and intention of the Participants that the ownership of their respective interests in all Joint Venture Assets be as tenants in common in proportion to their Participating Interests and that all liabilities and obligations to third parties arising out of Joint Venture activities will be borne by the Participants in proportion to their respective Participating Interests.

3. Subject to an election to dilute or to participate at a reduced percentage as permitted under the JVA, each Participant must contribute its proportionate share of all costs incurred in conducting approved Programs (as hereinafter defined) and otherwise incurred as contemplated by approved budgets or otherwise incurred in a manner provided for in the JVA.

4. If contributions to costs are required to be made by a Participant under the JVA, then the Operator must issue a notice to each Participant ("Cash Call Notice") for each calendar quarter.

5. All contributions to costs required to be made by a Participant under the JVA must be made by that Participant paying to the Operator, the amount stated in the Cash Call Notice as being the amount due to be contributed by that Participant.

6. The Participants will form a management committee consisting of an equal number of members appointed by each Participant (the "Management Committee"). The Management Committee will have the power and authority to make binding decisions on behalf of the parties with respect to the exploration and development of the Properties and the Assets and all matters incidental thereto, including the approval of annual work programs and budgets for all exploration and development work. All decisions of the Management Committee will be made by a simple majority of votes, each Participant's appointed members collectively having one vote for each one percent (1%) Participating Interest held by such Participant.

7. Quorum for meetings of the Management Committee - all of the appointed members of each Participant must be present; provided, however, that if a member(s) of a Participant fails to attend two consecutive properly called meetings, then a quorum shall exist at the second meeting if the Participant is represented by at least one appointed member. In such circumstances, the appointed member of the Participant shall hold and represent all of the votes represented by such Participant's Participating Interest and a vote of such appointed member of the Participant shall be considered the vote required for the purposes of the conduct of all business properly noticed even if such vote would otherwise require a special majority or unanimity. If a quorum is not present within 15 minutes after the time for the meeting, the meeting shall be adjourned to the same time the next day, at which meeting those members present shall be the quorum.

8. The Management Committee will appoint a person or company to act as the daily manager and administrator of the exploration and development work on the Properties (the "Operator") until its resignation or removal by the Management Committee. Until a new Operator is appointed in accordance with the terms of the JVA, the Operator for the Joint Venture shall be the party designated as the Operator under the Agreement at the time the Joint Venture is formed.

9. At least once per calendar year, the Operator will prepare and submit for the consideration of the Management Committee work programs and budgets for the exploration and development work on the Properties (collectively the "Programs" and individually a "Program"). If the Operator has not submitted a Program within ninety (90) days of any calendar year end, the non-Operator will be entitled to prepare and submit a Program to the Management Committee for its consideration.

10. Within sixty (60) days following the Management Committee’s approval of a Program, the Participants will elect by notice in writing to the Management Committee to either: (i) not participate in the Program, (ii) participate in the Program to the full extent of their cost share, or (iii) participate in the Program for an amount less than their cost share. A Participant’s cost share will be equal to its proportionate share of cost of a Program based upon its Participating Interest held in the Assets. If a Participant elects to not participate or elects to participate for an amount less than its cost share, that Participant will suffer dilution of its Participating Interest in the Assets in accordance with the provisions below, provided however that the other Participant has funded and the approved Program has in fact been carried out in the time period contemplated. 11. If a Participant elects not to contribute or elects to contribute less than its entire cost share, such Participant’s Participating Interest in the Assets will be reduced to a percentage equal to the fraction the numerator of which is the total costs for the Assets paid or deemed paid by the Participant (which, upon formation of the Joint Venture, shall be deemed for SGC to be equal to the Expenditures SGC has made on the Assets (the “SGC Deemed Expenditures”), and for ABG shall be deemed to be equal to the SGC Deemed Expenditures divided by the Earned Interest, minus the SGC Deemed Expenditures (the “ABG Deemed Expenditures”)) and the denominator of which is the total costs for the Assets of all Participants paid or deemed paid (which, upon formation of the Joint Venture, shall be deemed to be equal to the sum of the SGC Deemed Expenditures and the ABG Deemed Expenditures), multiplied by 100, and the other Participant’s Participating Interest will be accordingly increased. If a Participant’s Participating Interest is reduced below ten percent (10%), such Participant shall transfer its remaining Participating Interest in the Assets to the other Participant and will receive as consideration therefore a one percent (1%) Net Smelter Returns Royalty.

The Participant that owns the Net Smelter Returns royalty interest contemplated above will grant to the other Participant a right of first offer on any sale of such royalty interest.

12. The Participants electing to contribute to a Program will have sixty (60) days from receipt of the Operator’s invoice to pay their cost share in proportion to their Participating Interest in the Assets. If a Participant fails to pay its cost share within such time, the defaulting Participant’s Participating Interest will suffer dilution in accordance with the provisions of paragraph 11 above plus an additional reduction of the party's interest by 10% after such calculation (for example, if the Participant’s interest has been reduced to 40% after the calculation, the Participant’s interest would be further reduced to 36%). The Operator will be entitled to render invoices for costs of a Program in advance, provided that such a request for an advance does not exceed the estimated cost for the next one (1) month’s operations.

13. The Operator will be entitled to charge the Participants a management fee in the amount approved by the Management Committee, which shall be in accordance with industry standards. 14. The non-Operator will be entitled to enter upon the Properties after 24 hours advance notice to the Operator, at the non-Operator’s own risk, provided that such access is not disruptive to the exploration or mining activities of the Operator.

15. The Management Committee shall cause the Operator to place and maintain with a reputable insurer or insurers such insurance, if any, as the Management Committee in its discretion deems advisable in order to protect the Participants together with such other insurance as any Participant may by notice reasonably request. The Operator shall, upon the written request of any Participant, provide it with evidence of that insurance.

16. Notwithstanding any provision in the JV Terms, the Operator shall not take any of the following actions without obtaining the prior written unanimous consent of the Management Committee:

a)	create, or permit to remain, any lien upon any of the Assets, except for any liens which are customary in the circumstances of a mining joint venture;

b)	abandon, sell or otherwise dispose of the Assets, or any part thereof;

c)	settle any suit, claim or demand with respect to the Joint Venture involving an amount in excess of $50,000; or

d)	knowingly enter into any contract or arrangement in connection with the Joint Venture with a Participant or an Affiliate of a Participant.

17. Unless otherwise permitted or required by the JVA, no Participant may transfer, assign or dispose of, in whole or in part, directly or indirectly, its Participating Interest.

18. A Participant intending to sell or dispose of all or a portion of its Participating Interest (the "Disposing Participant") will, prior to selling or disposing of the Participating Interest other than to an Affiliate, first offer to sell the Participating Interest to the other Participants, pro rata in accordance with their respective interests, for such consideration and upon such other terms and conditions as the Disposing Participant deems fit. The Participants shall be entitled to elect, upon notice to the Disposing Participant, within 90 days of its offer, to purchase the interest to be disposed of (if more than one then in proportion to their Participating Interest), in which case the closing of the sale and purchase shall take place at a mutually agreeable time and place within 10 business days after all conditions to such sale have been satisfied or waived. If, within 90 days of the Disposing Participant's offer to sell, no Participant elects to purchase the Participating Interest upon those terms and conditions the Disposing Participant will be free to dispose of that interest to a third party purchaser at any time within the 90 day period following expiry of the Participant’s election period but only for consideration equal to or greater than the consideration stated in the Disposing Participant's offer to sell to the Participants, and upon terms and conditions no more favourable to the third party purchaser than the offer to sell was to the Participants, provided, however, that the sale of the interest to the third party shall be subject to the third party entering into an agreement with the Participants whereby it agrees to be bound by the provisions of the JVA. Any interest not disposed of by the Disposing Participant as aforesaid will remain subject to the provisions of this Section. For the purposes of any comparison of consideration under this Section, share consideration shall be considered to have the same value as its 20 trading day average closing price prior to the date of the agreement with the third party purchaser. The Disposing Participant shall not be relieved of its obligations under the JVA.

19. Section 18 hereof will not apply to a transfer which is:

(a)

made by any Participant to an ‘Affiliate’ (as that terms is defined in the British Columbia Business Corporations Act) of such Participant of all or part of such Participant’s Interest, provided that: (i) the transferor will deliver notice of the transfer in writing to the other Participants at least 10 days prior to the transfer; (ii) concurrently with such transfer, the transferee Affiliate will do or cause to be done all such acts as are required for the transferee Affiliate to become a Participant to the JVA, and assume all obligations of the transferring Participant hereunder; (iii) the transferor executes such documents as the other Participants may reasonably require to guarantee the performance of the obligations of the Affiliate hereunder; and (iv) the transferee Affiliate agrees in writing with the other Participants to retransfer such Participating Interest to the original Participant before ceasing to be an Affiliate of such original Participant; or

(b)

made by any Participant of all or part of such Participant’s Interest as a result of a corporate merger, amalgamation or reorganization which will result in the acquiring company possessing substantially all of the stock or all the property, rights and interest and being subject to substantially all of the debts, liabilities and obligations of the Disposing Participant, provided that each and every person resulting from such transaction or having an interest in the Assets as a result of such transaction enters into an agreement with the other Participant in form and content satisfactory to such Participant, acting reasonably, to be bound by the terms of the JVA.

20. The following provisions shall also be incorporated into the JVA.

(a)

Each of the Participants hereby covenants and agrees that at any time upon the request of the other Participant, such Participant shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be required for the better carrying out and performance of all the terms of the JVA.

(b)	Area of Interest provisions similar to that in the Agreement.

(c)	Confidentiality provisions substantially the same as those in the Agreement.

(d)	No partnership, no restrictions on activities, similar to those set forth in the Agreement.

(e)	The JVA will be governed by and be construed in accordance with the laws of British Columbia.

(f)	Such other provisions as may be customary and reasonable in mining ventures of this type.

SCHEDULE C
(To Earn-In Agreement)

OUTSTANDING LOANS

1.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Galloway Financial Services Inc. in the principal amount of US$1,750,200.

2.	General Security Agreement dated June 11, 2012 between Galloway Financial Services Inc. and American Bonanza Gold Corp.

3.	General Security Agreement dated June 11, 2012 between Galloway Financial Services Inc. and Bonanza Explorations Inc.

4.	Registration Statement #780534G filed on June 6, 2012 at the British Columbia Personal Property Registry in favour of Galloway Financial Services Inc.

5.	Nevada Secretary of State UCC Registration 2012016400-3 filed on June 14, 2012 in favour of Galloway Financial Services Inc.

6.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Goldreign Capital Inc. in the principal amount of US$1,250,200.

7.	General Security Agreement dated June 11, 2012 between Goldreign Capital Inc. and American Bonanza Gold Corp.

8.	General Security Agreement dated June 11, 2012 between Goldreign Capital Inc. and Bonanza Explorations Inc.

9.	Registration Statement #780535G filed on June 6, 2012 at the British Columbia Personal Property Registry in favour of Goldreign Capital Inc.

10.	Nevada Secretary of State UCC Registration 2012016401-5 filed on June 14, 2012 in favour of Goldreign Capital Inc.

11.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to NEMI Northern Energy & Mining Inc. in the principal amount of US$2,100,000.

12.	General Security Agreement dated September 14, 2012 between NEMI Northern Energy Mining Inc. and American Bonanza Gold Corp.

13.	General Security Agreement dated September 14, 2012 between NEMI Northern Energy Mining Inc. and Bonanza Explorations Inc.

14.	Registration Statement # _________________ filed on September ___, 2012 at the British Columbia Personal Property Registry in favour of NEMI Northern Energy & Mining Inc.

15.	Nevada Secretary of State UCC Registration 2012025045-0 filed on September 20, 2012 in favour of NEMI Northern Energy & Mining Inc.

16.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Brian Tingle in the principal amount of US$1,250,200.

C-1

17.	General Security Agreement dated April 1, 2013 between Brian Tingle and American Bonanza Gold Corp.

18.	General Security Agreement dated April 1, 2013 between Brian Tingle and Bonanza Explorations Inc.

19.	Registration Statement #278653H filed on April 8, 2013 at the British Columbia Personal Property Registry in favour of Brian Tingle

20.	Nevada Secretary of State UCC Registration 2013008943-5 filed on April 9, 2013 in favour of Brian Tingle

21.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Wynne Olnick in the principal amount of US$1,250,200.

22.	General Security Agreement dated April 1, 2013 between Wynne Olnick and American Bonanza Gold Corp.

23.	General Security Agreement dated April 1, 2013 between Wynne Olnick and Bonanza Explorations Inc.

24.	Registration Statement #278670H filed April 8, 2013 at the British Columbia Personal Property Registry in favour of Wynne Olnick

25.	Nevada Secretary of State UCC Registration 2013008942-3 filed on April 9, 2013 in favour of Wynne Olnick

26.	Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Stephanie Berezan in the principal amount of US$1,000,200.

27.	General Security Agreement dated April 1, 2013 between Stephanie Berezan and American Bonanza Gold Corp.

28.	General Security Agreement dated April 1, 2013 between Stephanie Berezan and Bonanza Explorations Inc.

29.	Registration Statement #278673H filed on April 8, 2013 at the British Columbia Personal Property Registry in favour of Stephanie Berezan

30.	Nevada Secretary of State UCC Registration 2013008941-1 filed on April 9, 2013 in favour of Stephanie Berezan

31.

Amended and Restated Share Pledge Agreement dated April 1, 2013 among Galloway Financial Services Inc., Goldreign Capital Inc., NEMI Northern Energy & Mining Inc., Brian Tingle, Wynne Olnick, Stephanie Berezan, American Bonanza Gold Corp. and Bonanza Explorations Inc.

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